SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                              Date: March 31, 2003

                                   DISCO S.A.
               (Exact name of registrant as specified in charter)

                                   DISCO S.A.
                 (Translation of registrant's name into English)

                                    Argentina
                         (Jurisdiction of organization)

         Larrea 847, First Floor, 1117 Ciudad de Buenos Aires, Argentina
                    (Address of principal executive offices)

         Registrant's telephone number, international: +54-11-4964-8017

                                    001-14292
                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X       Form 40-F
                                  ---                ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No  X
                                   ---         ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On March 28, 2003, DISCO S.A. (the "Company") filed letters with (i) the Comision Nacional de Valores (the Argentine securities regulatory authority) (the "Letter to the Comision") and (ii) the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange) (the "Letter to the Bolsa") disclosing to each of the Bolsa de Comercio de Buenos Aires and the Comision Nacional de Valores that (i) on March 28, 2003, the Board of Directors of the Company unanimously approved the conversion of loans made by Koninklijke Ahold N.V. ("Ahold") and its subsidiary, Ahold Latin America, Inc. to the Company, in the amounts of US$56,521,996.51 and 2,002,481.11, respectively, into capital contributions to the Company; (ii) such capital contributions, together with other prior capital contributions made to the Company by Ahold in the amounts of US$20,213,437 and US$8,650,000, shall be capitalized in the Company as soon as possible; and (iii) since August 2002, when Ahold became the holder of almost 100% of the capital stock of the Company, Ahold has, either directly or indirectly through its subsidiaries, made capital contributions in the Company in a total amount of US$162,387,914.51, thereby showing a strong support by Ahold to the Company. The unofficial English translations of the Letter to the Comision and the Letter to the Bolsa are attached hereto as Exhibit 1 and Exhibit 2, respectively.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         DISCO S.A.

Date: March 31, 2003                     By:  /s/ Luc de Jong
                                            ------------------------------------
                                            Name:  Luc de Jong
                                            Title: Vice President Acting as
                                                   President of Disco S.A.

                                LIST OF EXHIBITS

The following exhibit has been filed as part of this Form 6-K:

Exhibits  Description

1. Unofficial English translation of the letter to the Comision Nacional de Valores, dated March 28, 2003.

2. Unofficial English translation of the letter to the Bolsa de Comercio de Buenos Aires, dated March 28, 2003.